UTI Worldwide Inc.

February 18, 2014

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	UTi Worldwide Inc.
Form 10-K for Fiscal Year Ended January 31, 2013
Filed on April 1, 2013
Form 10-Q for Quarter Ended October 31, 2013
Filed on December 10, 2013
File No. 000-31869

Dear Mr. Shenk:

We have received your letter dated January 30, 2014 regarding the above-referenced filings and have prepared the following responses to address your inquiries. For your convenience, we have included the Staff’s comments and our responses (reflected in italics) correspond to the format and numbered comments of your letter.

Form 10-K for Fiscal Year Ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.	For each of operating, investing and financing activities, please include an analysis that covers the three year period covered by the financial statements. For example, we did not locate an analysis between fiscal 2012 and fiscal 2011. Refer to instruction 1 of Item 303(A) of Regulation S-K.

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2014, we will enhance our disclosure to include an analysis that covers the entire three year period covered by the financial statements, substantially in accordance with instruction 1 of Item 303(A) of Regulation S-K.

2.

In the first full paragraph on page 46, you disclose that you have access and control in the normal course of your business over designated cash accounts for receivables collections from end clients. Please clarify how you use these cash accounts in your operations and the impact this has on your liquidity and cash flows.

We acknowledge the Staff’s comment and we respectfully submit that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2014, we will enhance our disclosure to more fully explain usage of these designated cash accounts, and the underlying impact these accounts have on our liquidity, consistent with the example provided below (additions and deletions are reflected in underline font, and strike-through font, respectively):

The company has entered into agreements with certain of its South African pharmaceutical distribution clients specifying the use of designated cash accounts for receivables collections from the end-recipients. In these circumstances, pursuant to the agreements with our clients and for a nominal fee, we manage our client’s collections and cash application functions, under credit terms and conditions mandated by our clients. Under these arrangements, we bill the end-recipients of the products we distribute from our warehouses on behalf of our clients. We are not obligated to remit cash receipts to our clients until such billings are recovered by us and we typically remit such billings to our clients within two to seven days subsequent to our receipt of cash from the end recipients. Although the company is required under these contracts to use such cash accounts for cash activity related to these clients, the company has access and control over such balances in the normal course of its operations. Balances in such accounts totaled approximately $XX million and $27.6 million at January 31, 2014 and 2013, respectively, and are included in cash and cash equivalents, with corresponding liabilities included in accounts payable, in the accompanying consolidated balance sheets. These activities do not have a material impact on the Company’s liquidity due to the very short period of time between the date we collect the cash and the date we remit the cash to our clients.

Cash Provided by Operating Activities, page 46

3.

You disclose that advances for customs duties and taxes excluding the effects of foreign currency translation and subsequent collection activity had a relatively unfavorable impact on your net cash generated from operating activities in fiscal 2013 compared to the impact for fiscal 2012 of $254.1 million. Given that net cash generated from operating activities decreased by $77.1 million in 2013 from 2012, it appears there were $177.0 million of factors that had an offsetting favorable impact on your operating cash flows. Please revise your analysis to discuss the material favorable contributing factors. In so doing, focus should be on the factors that directly affected the amount of operating cash provided or used in each period, accompanied by a discussion of any associated underlying circumstances. In this regard, the first paragraph of your present disclosure highlights noncash items which do not affect operating cash. For further guidance in this regard, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, please clarify in your analysis what you are trying to convey in the first and third paragraphs in regard to the relationship between operating cash flows and net income indicated in your present disclosure, given that net income is on an accrual basis that includes noncash items.

We acknowledge the Staff’s comment. We wish to provide supplemental information to help clarify the matter regarding the increase of advances for customs duties and taxes. As these are pass-through billings, only a portion of the increase impacts cash flows from operations. An increase in these advances typically has a negative impact on cash provided by operating activities, as our days-sales outstanding (DSO) typically exceeds our days-payables outstanding (DPO) on such items.

We respectfully submit and confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2014, we will enhance our disclosure to clarify the impacts of the contributing factors of our cash flows from operations, as well as to conform to the SEC’s interpretive guidance in Section IV.B.1 consistent with the example provided below (additions and deletions are reflected in underline font, and strike-through font, respectively):

Cash Provided by Operating Activities. ~~On a comparative basis, during fiscal 2013, net cash provided by operating activities was $40.8 million, compared to net loss of $94.0 million. By comparison, during fiscal 2012, net cash provided by operating activities was $117.9 million, compared to net income of $79.0 million. During fiscal 2013, we generated approximately $40.8 million of net cash from operating activities. Items favorably impacting net cash provided by operating activities when compared to a net loss of $94.0 million included; (i) depreciation and amortization totaling $61.2 million, (ii) share-based compensation costs of $14.6 million, (iii) provision for doubtful accounts of $4.5 million, (iv) impairment of goodwill and intangible assets of $94.7 million, (v) a decrease of deferred income taxes totaling $17.0 million, and (vi) other items totaling $3.7 million. These items were offset by (i) an increase of other current assets of $26.7 million, (ii) a decrease of trade payables and other current liabilities of $33.5 million, and (iii) other items totaling $0.7 million.~~

For the fiscal year ended January 31, 2013, net cash provided by operating activities was $40.8 million. Results of operations, after non-cash adjustments to net loss, contributed $100.9 million to cash flows provided by operating activities, which compared to a contribution of $161.9 million as computed on the same basis for the fiscal year ended January 31, 2012, reflecting lower profitability throughout the company’s businesses than experienced during the fiscal year ended January 31, 2012. This contribution was offset by adverse changes in operating assets and liabilities, including accounts receivables and accounts payable; such changes together contributed to a cash outflow of $60.1 million.

For the fiscal year ended January 31, 2012, net cash provided by operating activities was $117.9 million. Results of operations, after non-cash adjustments to net income, contributed approximately $161.9 million to cash flows provided by operating activities. This contribution was offset by adverse changes in operating assets and liabilities, including accounts receivable and accounts payable; such changes together contributed to a cash outflow of 44.0 million.

Accounts receivables and accounts payable are impacted by items included in revenue and expenses, respectively, and also by billings and disbursements of pass-through items for customs duties and taxes, which are not included in revenue and expenses on our consolidated statement of operations. Variances of customs duties and taxes are primarily attributable to variances of the number of clearances and the value of goods imported over the comparable periods. A roll forward schedule of such activity for the fiscal years ended January 31, 2014, 2013 and 2012, respectively, is below.

	Fiscal years ended January 31,
Trade Receivables:	2014	2013	2012

Beginning balance	X	$947.5	$879.8
Billings:

Revenues	X	4,607.5	4,917.2
Billings for pass-through items	X	4,102.7	4,234.4

Gross billings	X	8,710.2	9,151.6
Amounts collected:	X	8,711.8	9,051.9

Net cash inflow/ (outflow) from billings and collections	X	1.6	(99.7)
Foreign currency translation and other	X	(47.1)	(32.0)

Ending balance	X	$898.8	$947.5

	Fiscal years ended January 31,
Trade Payables:	2014	2013	2012

Beginning balance	X	$649.9	$634.3
Disbursements:

Purchased transportation costs	X	3,021.0	3,210.3

Pass-through items	X	4,102.7	4,234.4

Total disbursements	X	7,123.7	7,444.7
Amounts paid:	X	7,135.6	7,403.2

Net cash inflow/ (outflow) from transportation costs and disbursements	X	(11.9)	$41.5
Foreign currency translation and other	X	(41.2)	(25.9)

Ending balance	X	$596.8	$649.9

The company’s primary source of liquidity is the cash generated from operating activities, which is subject to seasonal fluctuations, particularly in our freight forwarding segment and availability under our various credit facilities. The company typically experiences increased activity associated with its peak season, generally during the second and third fiscal quarters, requiring significant client disbursements. During the second quarter and the first half of the third quarter, this seasonal growth in client receivables tends to consume available cash. Historically the second half of the third quarter and the fourth quarter tend to generate significant cash as cash collections usually exceed client cash disbursements. Cash disbursements in the first quarter of the fiscal year typically exceed cash collections and, as a result, our first fiscal quarter historically results in the usage of available cash.

4.	Please consider the above comment in preparing the analysis in regard to cash provided/used by operating activities in your filings for interim periods. For example, it appears the above circumstances are applicable in regard to the operating cash flows discussed in your Form 10-Q for the period ended October 31, 2013.

We acknowledge the Staff’s comment and we confirm that in future interim filings, beginning with our Form 10-Q for our first fiscal quarter ending April 30, 2014, we will enhance our disclosure in response to this comment along the lines of the enhanced disclosure proposed for our Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other

Trade Receivables, page F-13

5.	It appears that the disbursements made on behalf of clients for value added taxes, customs duties, and other amounts remitted to governmental authorities on behalf of clients referred to here are the same as the advances referred to under “Liquidity and Capital Resources.” If so, given the apparent materiality of such disbursements on your liquidity and cash flows as discussed within “Liquidity and Capital Resources,” please consider separate disclosure on the face of your balance sheets and/or in the notes to the financial statements of the balances for these disbursements/advances and related activity between periods (for example, a roll forward schedule) so that investors may have a better understanding as to the impact of these on your financial position, liquidity and cash flows.

We have considered the Staff’s suggestion and have proposed a roll forward of activity, to be included under “Liquidity and Capital Resources” beginning with our fiscal year ended January 31, 2014 and for interim and annual filings thereafter. Please refer to our proposed disclosure presented in our response to the staff’s comment #3 above.

Note 7. Goodwill & Other Intangible Assets, page F-22

6.	You disclose that during the fourth quarter ended January 31, 2013, you concluded there were indicators of potential goodwill impairment. As a result, you updated your goodwill impairment as of January 31, 2013 and recorded a goodwill impairment charge of $93 million. Please tell us how circumstances changed in the fourth quarter from the second quarter when you performed your annual impairment testing and the third quarter, and the factors that existed in the fourth quarter to trigger the impairment charge in the fourth quarter that did not exist or were not reasonably foreseen in the second and third quarters. Also, tell us your assessment of the circumstances that existed in the third quarter and your conclusion at that time with respect to the prospect that impairment charges may be forthcoming. Additionally, tell us the three reporting units for which the carrying values including goodwill exceeded their fair values and how much the carrying value exceeded the fair value for each.

In accordance with ASC 350-20-35-30, we test goodwill between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We conduct an ongoing analysis whereby we consider whether any such events (sometimes referred to as “triggering events”) have occurred, with emphasis on the examples of such events described in ASC 350-20-35-30. When conducting our analysis, we consider the amount by which the fair value of our reporting units exceeded the carrying value as of the date of the last test.

There were two factors which occurred in the fourth quarter ended January 31, 2013 within our Contract Logistics and Distribution (CL&D) segment which, when considered in combination, led us to conclude that, more likely than not, the fair value of at least one reporting unit had been reduced to less than carrying value. These two factors were:

(i)	A multi-quarter year over year decline in actual revenues and earnings compared to actual results of the comparable prior-year quarters.

The results for our fiscal 2013 third and fourth quarters reflected difficult operating conditions. Our CL&D segment was negatively impacted by reduced activity at existing locations. While we had secured some newly won business in the segment, during the latter half of our fiscal 2013, declines in revenues from existing accounts more than offset these wins. This led to consecutive quarters of declining revenues and earnings from the results of operations (and the estimated future cash-flows used in the discounted cash flow (DCF) analysis on such date), after the annual impairment test conducted as of July 31, 2012. In the third quarter of our fiscal 2013, revenues for the segment declined 3%, compared to the corresponding prior-year quarter, however on a year-to date basis, the decline was a moderate 1%. We did not view this as a triggering event as it was nominal. However, the decline for the segment was again 3% in the fourth quarter when compared to the corresponding prior-year quarter.

and

(ii)	An extensive review of the negative impact caused by item (i) above and the effect into future periods, among other factors, indicated a significant decline in budgeted cash flows compared to the previous projected cash flows from the annual impairment test conducted as of July 31, 2012.

Given the negative operating trends explained above, we performed an analysis during the fourth quarter of fiscal 2013, which included consideration of the continued economic weakness in certain of the regions in which we operate, and budget shortfalls when compared to the projections utilized in the mid-year test. Specifically, forecasted EBITDA (a non-GAAP measure which is one of the components of cash flow utilized in our DCF analysis) for two of our reporting units within our CL&D segment was more than 10% below the estimates within the DCF model calculated in the mid-year test. Based on the combination of a negative trend in actual revenues and earnings, and the effect on budgeted cash flows compared to previous estimates, we considered such events as triggering events.

Based on this analysis, as of January 31, 2013, prior to the impairment, the carrying values (including goodwill) for the three reporting units, exceeded their fair values, as follows:

	Contract Logistics- Europe	Contract Logistics- Americas	Distribution- Americas
Carrying value of total assets, including goodwill ($ millions)	$76.6	$234.7	$175.2
Fair value of total assets ($ millions)	$63.8	$195.6	$150.3

Deficit	$12.8	$39.1	$24.9

As of July 31, 2013, the date of our most recent goodwill impairment test, a comparison of the carrying values, including goodwill, to their fair values, was as follows:

	Contract Logistics- Europe	Contract Logistics- Americas	Distribution- Americas
Carrying value of total assets, including goodwill ($ millions)	$75.2	$198.1	$139.5
Fair value of total assets ($ millions)	$84.7	$213.4	$172.1

Excess	$9.5	$15.3	$32.6

Headroom (%)	13%	8%	23%
Goodwill	—	41.9	46.5

Note 18. Related party Transactions, page F-49

7.	You characterize the transactions with or services provided to related parties as being at “arm’s length.” Pursuant to ASC 850-10-50-5, representations about transactions with related parties should not imply that the transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. Please revise to either substantiate or remove your assertion, as appropriate.

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2014, we will remove any assertion that such transactions were conducted on an “arm’s length” basis.

Form 10-Q for Quarter Ended October 31, 2013

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Presentation of Financial Statements- Pharma Property Agreements.

8.	It appears from your prior disclosures that you expected to purchase the Pharma property when the property became registerable for transfer upon completion of its development. However, due to what you termed as routine administrative processes, the property was not transferable. Please tell us and disclose if it is still your intention to purchase the property, and if so, the circumstances that need to exist to enable you to purchase the property, including financing options available to you, and when you expect the purchase to occur. Also, tell us and disclose whether you have invested any money in the development of this property and the amount thereof, and how you expect to recover such investment.

During the fiscal year ended January 31, 2012, we entered into a binding purchase agreement for a logistics facility that was intended to be developed for use in the Company’s pharmaceutical distribution business in South Africa. As a condition to closing the agreement, the property was required to become saleable under South Africa property laws. As a contingency in the event that the property did not become saleable, in order to provide a predictable, orderly transition of operations and to secure long-term economic terms, we simultaneously entered into a lease agreement for the facility. On September 1, 2012, (the “in-service date”) development of the property was substantially completed and the lease agreement became effective.

With the exception of some immaterial executory and administrative costs, we have not invested any money in the development of the property. The costs of the property, including development costs, were funded through a bank loan to the developer. Our intended purchase was expected to be financed through a facility negotiated with a local bank, from which we had previously received an indicative term-sheet for financing.

The purchase agreement lapsed on September 30, 2012, as the ability to transfer the property and register it to our name was a condition required for the closing. The property was not transferable as of such date, due in part to delays from the developer and lengthy administrative delays regarding property consolidation and sub division.

After the expiration of the purchase agreement by its terms and through the date of the filing of our last Form 10-Q, we continued to hold discussions with the developer of the property regarding our possible purchase of the property. Subsequent to our most recent filing, negotiations with the developer have slowed, in part because the developer is requesting a purchase price which is higher than the purchase price negotiated in the original purchase agreement. Although possible, we believe it is unlikely that we will purchase the facility during the foreseeable future. As described further below, this is not expected to have any impact on our operations.

For accounting purposes, we were deemed the owner of the build-to-suit facility during construction. Notwithstanding the fact that ownership of the property cannot be registered in our name, upon completion, we determined that we could not derecognize the asset and that it should be accounted for under the financing method. On the in-service date, property, plant and equipment of $63.0 million was placed into service, which, along with a related borrowing associated with the financing of the development, was recorded on our balance sheet. We disclosed non-cash obligations incurred to acquire assets pursuant to the agreement in its supplemental cash-flow information on page F-30 of our Form 10-K for our fiscal year ended January 31, 2013.

If you no longer have an intention to purchase the property, please tell us and disclose as appropriate the factors that lead to this decision.

We believe that the prevailing lease agreement which has an initial term of ten years, with an option to renew for an additional ten years, meets our operational needs and contains economic terms which are satisfactory to us. As stated above, although possible, we believe it is unlikely that we will purchase the facility during the foreseeable future. We intend to update our disclosure of such matters in our upcoming Form 10-K for our fiscal year ended January 31, 2014.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have answered your questions fully and comprehensively. If you should still have questions, though, please feel free to contact me at (562) 552-9400.

Sincerely,

/s/ Richard Rodick
Richard Rodick Executive Vice President- Finance, Chief Financial Officer